Mail Stop 3561

October 29, 2008

Andrew M. Wright
Vice President and Associate General Counsel
EFH Corporate Services Company
1601 Bryan Street
Dallas, Texas 75201-3411

>   **Re: Energy Future Holdings Corp.**
>   **Registration Statement on Form S-4**
>   **Filed September 17, 2008**
>   **File No. 333-153529**

Dear Mr. Wright:

Pursuant to your telephone conversation with Donna Di Silvio, Jim Allegretto and Steven Jacobs on October 28, 2008, we have the following comments. Please note that these comments are in addition to and supplement the comments from our letter dated October 10, 2008. Please also note that we are still reviewing the correspondence received from the company on October 23, 2008 and may have additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Results of Operations for the Year Ended December 31, 2007 and 2006

1.   We note your response to comment five from our letter dated October 10, 2008 regarding the presentation of combined information. As discussed in our telephone conference on October 28, 2008, please revise your disclosure as previously requested.

Note 3. Goodwill and Identifiable Intangible Assets, page F-72

2.   We have read your response to comment 10 from our letter dated October 10, 2008. Please provide us your determination of estimated enterprise value for the Regulated

Delivery segment. To the extent your valuation utilizes projections of future cash flows, please reconcile such cash flows with the anticipated timing of recovery of regulated assets. Please ensure the rate of return utilized for discounting cash flows is also evident. To the extent such discount rate differs from the anticipated rate of return on recoverable regulatory assets, please reconcile the difference between the rates. We further note your statement that "As a result of cost-based regulatory rate-setting processes, the book value of the majority of Oncor's assets and liabilities effectively represent fair value…". To the extent your discount rate in determining enterprise value is below your anticipated rate of return on regulatory assets, please explain why your rate regulatory assets would necessitate a higher return in determining fair value than the rate used to discount cash flows of the regulatory segment in determining enterprise value. The aggregate cash flows of a regulated entity are based on the aggregation of the cash flows of the individual net assets and liabilities. To the extent your authorized rate of return exceeds the discount rate commensurate with the risks and rewards associated with such assets/liabilities, it appears regulatory assets should be valued higher than carrying value. We may have further substantive comment.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3720 with any questions on the financial statements or related matters. You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director